UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Allena Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

018119107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018119107	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,263,365
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,263,365
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,365
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.95%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 20,670,254 shares of Common Stock of the Issuer outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2017 (the “Form 10-Q”).

CUSIP No. 018119107	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,263,365
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 2,263,365
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,365
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.95%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 20,670,254 shares of Common Stock of the Issuer outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2017 (the “Form 10-Q”).

CUSIP No. 018119107	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 316,869
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 316,869
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,365
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.95%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 20,670,254 shares of Common Stock of the Issuer outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2017 (the “Form 10-Q”).

CUSIP No. 018119107	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 724,277
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 724,277
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,365
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.95%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 20,670,254 shares of Common Stock of the Issuer outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2017 (the “Form 10-Q”).

CUSIP No. 018119107	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BVP VII Special Opportunity Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,222,219
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,222,219
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,365
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.95%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 20,670,254 shares of Common Stock of the Issuer outstanding as of December 11, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 14, 2017 (the “Form 10-Q”).

CUSIP No. 018119107	13G	Page 7 of 12 Pages

Item 1(a). Name of Issuer:

Allena Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

One Newton Executive Park, Suite 202, Newton, Massachusetts

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares (the “Shares”) of common stock (the “Common Stock”) of the Issuer. Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”), Bessemer Venture Partners VII L.P. (“BVP VII”) and BVP VII Special Opportunity Fund L.P. (“BVP VII SOF,” and, together with BVP VII Institutional and BVP VII, the “Funds”) directly own shares of Common Stock.

(a)	Deer VII & Co. Ltd. (“Deer VII Ltd”), the general partner of Deer VII & Co. L.P. (“Deer VII LP”);

(b)	Deer VII LP, the sole general partner of each of the Funds;

(c)	BVP VII Institutional, which directly owns 316,869 Shares;

(d)	BVP VII, which directly owns 724,277 Shares; and

(e)	BVP VII SOF, which directly owns 1,222,219 Shares.

Deer VII Ltd, Deer VII LP, BVP VII Institutional, BVP VII and BVP VII SOF are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VII Ltd — Cayman Islands

Deer VII LP — Cayman Islands

BVP VII Institutional — Cayman Islands

BVP VII — Cayman Islands

BVP VII SOF — Cayman Islands

CUSIP No. 018119107	13G	Page 8 of 12 Pages

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

018119107

Item 3. Not Applicable.

Item 4. Ownership.

The Reporting Persons hold shares of Common Stock.

For Deer VII Ltd:

(a)	Amount beneficially owned: 2,263,365 shares of Common Stock

(b)	Percent of class: 10.95%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,263,365

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,263,365

(iv)	Shared power to dispose or to direct the disposition of: —0—

For Deer VII LP:

(a)	Amount beneficially owned: 2,263,365 shares of Common Stock

(b)	Percent of class: 10.95%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,263,365

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 2,263,365

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII Institutional:

(a)	Amount beneficially owned: 2,263,365 shares of Common Stock

(b)	Percent of class: 10.95%

CUSIP No. 018119107	13G	Page 9 of 12 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 316,869

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 316,869

(iv) Shared power to dispose or to direct the disposition of: —0—

For BVP VII:

(a)	Amount beneficially owned: 2,263,365 shares of Common Stock

(b)	Percent of class: 10.95%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 724,277

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 724,277

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VII SOF:

(a)	Amount beneficially owned: 2,263,365 shares of Common Stock

(b)	Percent of class: 10.95%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,222,219

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,222,219

(iv)	Shared power to dispose or to direct the disposition of: —0—

CUSIP No. 018119107	13G	Page 10 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VII LP, which in turn is the general partner the Funds, Deer VII Ltd may be deemed to beneficially own all 2,263,365 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 018119107	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/14/18

DEER VII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VII & CO. L.P.
By:	Deer VII & Co. Ltd, its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII L.P.
By: By:	Deer VII & Co. L.P., its General Partner Deer VII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS INSTITUTIONAL VII L.P.
By: By:	Deer VII & Co. L.P., its General Partner Deer VII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BVP VII SPECIAL OPPORTUNITY FUND L.P.
By: By:	Deer VII & Co. L.P., its General Partner Deer VII & Co., Ltd., its General Partner

	By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

CUSIP No. 018119107	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group